UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of June2025.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

For Immediate Release SQM REPORTS EARNINGS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Highlights
•SQM reported total revenues for the six months ended June 30, 2025 of US$2,079.3 million compared to total revenues of US$2,378.1 million for the same period last year.
•Net income for the six months ended June 30, 2025 of US$226.0 million or US$0.79 per share, compared to net loss(1) of US$(655.9) million or US$(2.30) per share for the same period last year.
•Continue to observe record- high iodine sales price
•Strong price environment in SPN and Potassium businesses
•Increasing sales volumes for the coming months from the International Lithium Division and completion of the Kwinana refinery

SQM will hold a conference call to discuss these results on Wednesday, August 20, 2025 at 12:00pm EDT (12:00pm Chile time).
Participant Call link: https://register-conf.media-server.com/register/BI096c4f4e6f094d1db8eba9c6ed4a9bbd
Webcast: https://edge.media-server.com/mmc/p/2zir238k
Santiago, Chile. August 19, 2025.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today net income for the six months ended June 30, 2025, of US$226.0 million or US$0.79 per share, compared to a loss1 of US$(655.9) million or US$(2.30) per share reported for the same period last year.
Gross profit(2) reached US$558.3 million (26.8% of revenues) for the six months ended June 30, 2025, lower than US$752.5 million (31.6% of revenues) recorded for the six months ended June 30, 2024. Revenues totaled US$2,079.3 million for the six months ended June 30, 2025, representing a decrease of 12.6% compared to US$2,378.1 million reported for the six months ended June 30, 2024.
The Company also announced net income for the second quarter of 2025 of US$88.4 million or US$0.31 per share, a decrease of 58.6% compared to US$213.6 million or US$0.75 per share for the second quarter of 2024. Gross profit for the second quarter of 2025 reached US$253.6 million, 34.0% lower than the US$383.9 million reported for the second quarter of 2024. Revenues totaled US$1,042.7 million for the second quarter of 2025, a decrease of 19.4% compared to US$1,293.6 million for the second quarter of 2024.
SQM’s Chief Executive Officer, Ricardo Ramos, stated, “As anticipated, during the second quarter, we navigated a period of lower lithium market prices than those observed in previous quarters. In this context, some of the contracts we had in place, hit the lower limits set in those contracts, affecting the volumes agreed. As a result, the total volume sold during the second quarter of this year was lower than what was reported in the first quarter of this year, despite the growth seen in the market.With that said, we now expect sales volumes from our Salar de Atacama operations to grow by approximately 10% compared to last year, while we are increasing our sales guidance for our Australian operations.”

He added: “We are also pleased to announce that Covalent, our Joint Venture with Wesfarmers in Australia, has completed construction of the Kwinana refinery in Australia, and achieved first product produced in July at the expected quality and cost. The ramp-up period is expected to take 18 months, and once at full capacity, the Mt. Holland Lithium Project is expected to produce approximately 50,000 tons of battery-grade lithium hydroxide per year, contributing to the growing demand of electric vehicles.”

Mr. Ramos continued: “While navigating highly dynamic lithium industry, we are encouraged by the strong performance of our other business lines. Iodine revenue and margins continue to grow on the back of healthy consumption, which we
1 Includes the accounting adjustment for payments related to the specific mining tax for lithium exploitation carried out on March 31, 2024. For more information, see Note 26 (g) and 21.3 of our Interim Consolidated Financial Statements.

SQM S.A. 2Q2025 Earnings release	1

expect to strengthen further next year, while we have not yet seen, in aggregate, additional supply being offered in the market. And last, but not least, our fertilizer businesses have shown both, price resilience and stable demand.”

The CEO closed by saying: “With our diversified portfolio, we are well equipped to navigate a volatile pricing environment. We firmly believe that SQM is well positioned to capture the strong fundamentals of the lithium market while continuing to deliver solid results across our other businesses. We remain positive about the coming months and years.”

Segment Analysis
Lithium and Derivatives
Revenues for lithium and derivatives totaled US$948.1 million during the six months ended June 30, 2025, a decrease of 21.8% compared to US$1,212.1 million recorded for the six months ended June 30, 2024.
Revenues for lithium and derivatives totaled US$445.2 million during the second quarter of 2025, a decrease of 33.0% compared to US$664.7 million recorded for the second quarter of last year.
Lithium and Derivatives Sales Volumes and Revenues:

		6M2025	6M2024	2025/2024
Lithium and Derivatives (Total)	Th. MT	108.1	95.7	12.3	13%
Lithium and Derivatives Total Revenues	MUS$	948.1	1,212.1	(264.0)	(22)%

Lithium Chile Division		6M2025	6M2024	2025/2024
Lithium and Derivatives	Th. MT	104.0	95.7	95.7	9%
Lithium and Derivatives Revenues	MUS$	925.5	1,212.1	1,212.1	(24)%

International Lithium Division		6M2025	6M2024	2025/2024
Lithium and Derivatives	Th. MT (LCE)	4.1	-	-	—%
Lithium and Derivatives Revenues	MUS$	22.6	-	-	—%

		2Q2025	2Q2024	2025/2024
Lithium and Derivatives (Total)	Th. MT	53.1	52.3	0.8	2%
Lithium and Derivatives Total Revenues	MUS$	445.2	664.7	(219.5)	(33)%

Lithium Chile Division		2Q2025	2Q2024	2025/2024
Lithium and Derivatives	Th. MT	51.7	52.3	-0.5	(1)%
Lithium and Derivatives Revenues	MUS$	438.1	664.7	-226.6	(34)%

International Lithium Division		2Q2025	2Q2024	2025/2024
Lithium and Derivatives	Th. MT (LCE)	1.3	-	-	—%
Lithium and Derivatives Revenues	MUS$	7.1	-	-	—%

During the second quarter, lithium prices declined, reversing the relative stability observed in the first quarter, thus hitting the floor level in some of our contracts, resulting in lower volumes sold under some of those contracts. Despite this, we expect sales volumes from the Salar de Atacama operation, to grow this year approximately 10% when compared to 2024.

We continue to see strong lithium demand growth across most markets, particularly in China, supported by the growing adoption of LFP battery technology. Despite this, we saw lower prices in May and June this year. Over the past few weeks we have seen a change in the market dynamic, with prices increasing from what we observed during the second quarter of this year.

SQM S.A. 2Q2025 Earnings release	2

In Australia, sales volumes were lower than in the first quarter, as planned. We anticipate significantly higher volumes in the second half of the year and are therefore updating our full-year 2025 sales guidance for our International Lithium Division to approximately 20,000 of LCE.

The Kwinana refinery has completed construction, and achieved first product in commercial specifications in July. We expect an 18-month ramp-up period to reach nameplate capacity of 50,000 tons of lithium hydroxide (25,000 tons attributable to SQM) by the end of 2026.

Gross profit(2) for the Lithium and Derivatives segment accounted for 32.4% of SQM’s consolidated gross profit for the six months ended June 30, 2025.

Adjusted gross margin(3) for the Lithium and Derivatives segment for the second quarter 2025 was 21%.

Specialty Plant Nutrition (SPN)
Revenues from our Specialty Plant Nutrition business line for the six months ended June 30, 2025 totaled US$472.6 million, a slight increase when compared to US$468.2 million reported for the six months ended June 30, 2024.
Revenues from our Specialty Plant Nutrition business line for the second quarter of 2025 totaled US$260.3 million, almost flat when compared to US$260.5 million reported for the second quarter of 2024.
Specialty Plant Nutrition Sales Volumes and Revenues:

		6M2025	6M2024	2025/2024
Specialty Plant Nutrition Total Volumes	Th. MT	481.9	471.7	10.2	2%
Sodium Nitrate	Th. MT	5.1	9.7	(4.6)	(47)%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	266.8	275.8	(9.0)	(3)%
Specialty Blends	Th. MT	123.2	108.9	14.3	13%
Other specialty plant nutrients (*)	Th. MT	86.9	77.3	9.5	12%
Specialty Plant Nutrition Revenues	MUS$	472.6	468.2	4.3	0.9%

		2Q2025	2Q2024	2025/2024
Specialty Plant Nutrition Total Volumes	Th. MT	264.8	267.7	(2.9)	(1)%
Sodium Nitrate	Th. MT	3.0	2.2	0.8	36%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	149.2	157.2	(8.0)	(5)%
Specialty Blends	Th. MT	69.1	66.0	3.1	5%
Other specialty plant nutrients (*)	Th. MT	43.4	42.2	1.2	3%
Specialty Plant Nutrition Revenues	MUS$	260.3	260.5	(0.2)	(0.1)%
*Includes trading of other specialty fertilizers.
During the second quarter of 2025, both sales volumes and revenues held steady compared to the same period last year, reflecting resilient demand across our specialty crop markets in South America, Mexico, the United States, and Spain. Prices remained strong, supported by robust potassium chloride pricing and sustained demand for potassium nitrate in key agricultural regions.
We expect these market conditions to continue during the second half of the year, thus expecting relatively stable prices and volumes for the rest of the year.
Gross profit(2) for SPN segment accounted for 12.7% of SQM’s consolidated gross profit for the six months ended June 30, 2025.

Adjusted gross margin(3) for the SPN segment for the second quarter 2025 was 17%.

SQM S.A. 2Q2025 Earnings release	3

Iodine and Derivatives
Revenues from sales of iodine and derivatives during the six months of 2025 totaled US$526.3 million, an increase of 3.3% compared to US$509.3 million reported for the six months of 2024.
Revenues from sales of iodine and derivatives during the second quarter of 2025, totaled US$271.3 million, an increase of 0.8% compared to US$269.2 million reported for the second quarter of 2024.
Iodine and Derivative Sales Volumes and Revenues:

		6M2025	6M2024	2025/2024
Iodine and Derivatives	Th. MT	7.4	7.8	(0.5)	(6)%
Iodine and Derivatives Revenues	MUS$	526.3	509.3	17.0	3%

		2Q2025	2Q2024	2025/2024
Iodine and Derivatives	Th. MT	3.8	4.1	(0.3)	(8)%
Iodine and Derivatives Revenues	MUS$	271.3	269.2	2.1	1%
In the second quarter of 2025, iodine and its derivatives continued to deliver positive results, with prices increasing more than 9% year-on-year and remaining stable compared to the previous quarter. The average sales price during the quarter reached US$71.5 per kilogram, supported by tight market conditions and strong demand for X-ray contrast media applications.
We expect market prices to continue increasing, as the industry awaits new supply that has not yet entered the market. Despite robust demand from the X-ray contrast media segment, we anticipate iodine demand growth to be less than 1% compared to 2024. For 2026, however, we foresee stronger demand growth, driven not only by X-ray contrast media but also by other applications such as LED/LCD screens and nylon.

We reaffirm our sales guidance for 2025 at levels similar to those observed in 2024 and continue to make every effort to bring additional production as soon as the seawater pipeline is ready, during the second half of 2026.

Gross profit(2) for the Iodine and Derivatives segment accounted for 50.8% of SQM’s consolidated gross profit for the six months ended June 30, 2025.

Adjusted gross margin(3) for the the Iodine and Derivatives segment for the second quarter 2025 was 57%.

Potassium
Potassium revenues for the six months ended June 30, 2025, totaled US$82.9 million, lower than revenues reported during the six months ended June 30, 2024, which totaled US$136.7 million, representing a 39.3% decrease.
Potassium revenues for the second quarter of 2025 totaled US$40.4 million, lower than revenues reported during the second quarter of 2024, which totaled US$73.1 million, representing a 44.7%% decrease.
Potassium Sales Volumes and Revenues:

		6M2025	6M2024	2025/2024
Potassium	Th. MT	186.1	352.9	(166.9)	(47)%
Potassium Revenues	MUS$	82.9	136.7	(53.8)	(39)%

		2Q2025	2Q2024	2025/2024
Potassium	Th. MT	85.3	189.5	(104.3)	(55)%
Potassium Revenues	MUS$	40.4	73.1	(32.7)	(45)%
Potassium sales volumes decreased by 55% year-on-year, in line with our guidance for a reduction of around 50% as we continue to significantly limit brine extraction from the Salar de Atacama.

SQM S.A. 2Q2025 Earnings release	4

Despite the revenue impact from lower sales volumes, average realized prices were almost 23% higher than in the same period last year and 12% higher than in the first quarter, reaching approximately US$470 per ton. We expect these conditions to persist, with potash prices remaining relatively stable for the remainder of the year.
Gross profit(2) for Potassium segment accounted for 1.5% of SQM’s consolidated gross profit for the six months ended June 30, 2025.
Adjusted gross margin(3) for the the Potassium segment for the second quarter 2025 was 11%.

Industrial Chemicals
Industrial chemicals revenues for the six months ended June 30, 2025 reached US$38.0 million, 10.3% lower than US$42.4 million recorded for the six months of 2024.
Industrial chemicals revenues for the second quarter of 2025 reached US$19.2 million, 6.5% lower than US$20.5 million recorded for the second quarter of 2024.
Industrial Chemicals Sales Volumes and Revenues:

		6M2025	6M2024	2025/2024
Industrial Nitrates	Th. MT	26.1	28.4	(2.3)	(8)%
Industrial Chemicals Revenues	MUS$	38.0	42.4	(4.4)	(10)%

		2Q2025	2Q2024	2025/2024
Industrial Nitrates	Th. MT	13.1	13.9	(0.8)	(6)%
Industrial Chemicals Revenues	MUS$	19.2	20.5	(1.3)	(7)%
In the second quarter of 2025, sales volumes were 6% lower compared to the same period of last year. However, we expect volumes to remain relatively flat quarter over quarter, supported by a stable market environment and steady pricing levels.
Gross profit(2) for the Industrial Chemicals segment accounted for 2.6% of SQM’s consolidated gross profit for the six months ended June 30, 2025.
Adjusted gross margin(3) for the Industrial Chemicals segment for the second quarter 2025 was 39%.

Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$11.4 million for the six months ended June 30, 2025, an increase compared to US$9.5 million for the six months ended June 30, 2024, due to positive market demand of the fertilizer industry market.
Financial Information
Cost of Sales
Cost of sales amounted to US$1,521.0 million for the six months ended June 30, 2025, a decrease of 6.4% compared to US$1,625.7 million for the same period in 2024.
During the second quarter of this year the company concluded bargaining negotiations with its unions, reaching a 3-year agreement that had a one-time impact on the cost of sales of approximately US$50 million.

Administrative Expenses

Administrative expenses totaled US$91.0 million (4.4% of revenues) for the six months ended June 30, 2025, compared to US$83.7 million (3.5% of revenues) for the six months ended June 30, 2024.

SQM S.A. 2Q2025 Earnings release	5

Financial Indicators
Net Financial Expenses
Net financial expenses for the six months ended June 30, 2025 totaled US$58.6 million, compared to net financial expenses of US$52.7 million for the six months ended June 30, 2024.
Income Tax Expense
Income tax expense for the six months ended June 30, 2025, totaled US$131.0 million, compared to US$1,241.2 million for the same period in 2024. The higher figure in 2024 reflects a one-time accounting adjustment related to the treatment of the specific mining tax, following a decision by the Company’s Board to align with the methodology applied by the Chilean Internal Revenue Service (“SII”).

For more information on income tax expense, please refer to Note 26, section (g) of our Consolidated Interim Financial Statements for the period ended June 30, 2025. Additional context on tax claims and treatments can be found in Note 21.3.

Adjusted EBITDA(4)
Adjusted EBITDA for the six months ended June 30, 2025, reached US$667.5 million (Adjusted EBITDA margin of 32.1%), compared to US$830.1 million (Adjusted EBITDA margin of 34.9%) for the six months ended June 30, 2024.
Adjusted EBITDA for the second quarter of 2025 was US$307.9 million (Adjusted EBITDA margin of 29.5%%), compared to US$426.6 million (Adjusted EBITDA margin of 33.0%%) for the second quarter of 2024.
Notes:
(2) A significant portion of SQM’s cost of sales are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
(3) The Adjusted Gross Margin for each business segment is calculated using the Adjusted Gross Profit. The Adjusted Gross Profit for the second quarter 2025 is $303 million. This is calculated after adding the one-time effect of $50 million (mentioned in the Cost of Sales section) to the Gross Profit.

(4) Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

SQM S.A. 2Q2025 Earnings release	6

EBITDA Reconciliation

	For the 2nd quarter		For the six months ended June 30,
(US$ millions)	2025	2024	2025	2024

Profit for the Period	89.4	214.8	227.7	(653.9)
(+) Depreciation and amortization expenses	102.0	88.0	200.2	161.3
(+) Finance costs	45.3	54.4	99.2	101.3
(+) Income tax expense	57.6	72.4	131.0	1,241.2
EBITDA	294.2	429.6	658.1	849.9
(-) Other income	3.0	1.3	4.4	2.6
(-) Other gains (losses)	(6.6)	(0.1)	(7.7)	(2.1)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	1.3	2.3	4.2	6.9
(+) Other Expenses	(36.4)	(26.9)	(53.0)	(43.1)
(+) Impairment of financial assets and reversal of impairment losses	0.2	0.9	0.1	1.5
(-) Finance income	21.0	22.2	40.7	48.5
(-) Foreign currency translation differences	3.7	3.3	2.0	5.6
Adjusted EBITDA	307.9	426.6	667.5	830.0

SQM S.A. 2Q2025 Earnings release	7

Consolidated Statement of Financial Position

	As of June 30,	As of Dec. 31,
(US$ millions)	2025	2024

Total Current Assets	5,487.7	5,707.6
Cash and cash equivalents	1,565.6	1,377.9
Other current financial assets	667.2	1,079.6
Accounts receivable (1)	718.0	634.8
Inventory	1,851.1	1,831.4
Others	685.8	783.8

Total Non-current Assets	6,036.2	5,787.9
Other non-current financial assets	62.2	60.7
Investments in related companies	629.7	585.8
Property, plant and equipment	4,525.8	4,304.4
Other Non-current Assets	818.5	837.0

Total Assets	11,523.9	11,495.5

Total Current Liabilities	1,881.5	2,218.8
Short-term debt	903.9	1,163.5
Others	977.6	1,055.3

Total Long-Term Liabilities	4,248.9	4,078.7
Long-term debt	3,775.0	3,600.6
Others	473.9	478.1

Shareholders’ Equity before Minority Interest	5,353.9	5,160.8

Minority Interest	39.7	37.2

Total Shareholders’ Equity	5,393.7	5,198.1

Total Liabilities & Shareholders’ Equity	11,524.0	11,495.6

Liquidity (2)	2.9	2.6
__________________________________________
(1)Accounts receivable + accounts receivable from related companies
(2)Current assets / current liabilities

SQM S.A. 2Q2025 Earnings release	8

Consolidated Statement of Income

	For the 2nd quarter		For the six months ended June 30,
(US$ millions)	2025	2024	2025	2024

Revenues	1,042.7	1,293.6	2,079.3	2,378.1

Lithium and Derivatives	445.2	664.7	948.1	1,212.1
Specialty Plant Nutrition (1)	260.3	260.5	472.6	468.2
Iodine and Derivatives	271.3	269.2	526.3	509.3
Potassium	40.4	73.1	82.9	136.7
Industrial Chemicals	19.2	20.5	38.0	42.4
Other Income	6.3	5.7	11.4	9.5

Cost of Sales	(789.1)	(909.7)	(1,521.0)	(1,625.7)

Gross Profit	253.6	383.9	558.3	752.5

Administrative Expenses	(47.6)	(45.3)	(91.0)	(83.7)
Financial Expenses	(45.3)	(54.4)	(99.2)	(101.3)
Financial Income	21.0	22.2	40.7	48.5
Exchange Difference	3.7	3.3	2.0	5.6
Other	(38.5)	(22.5)	(52.0)	(34.3)

Income Before Taxes	147.0	287.2	358.7	587.4

Income Tax	(57.6)	(72.4)	(131.0)	(1,241.2)

Net Income before minority interest	89.4	214.8	227.7	(653.9)

Minority Interest	(1.0)	(1.2)	(1.8)	(2.1)

Net Income	88.4	213.6	226.0	(655.9)
Net Income per Share (US$)	0.31	0.75	0.79	(2.30)
__________________________________________
(1)Includes other specialty fertilizers

SQM S.A. 2Q2025 Earnings release	9

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.
For further information, contact:
Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com
For media inquiries, contact:
SQM Lithium Chile Division: Ignacia Lopez / ignacia.lopez@sqm.com
SQM International Lithium Division: Diana Wearing Smith / diana.wearingsmith@sqm.com
SQM Iodine & Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the completion and implementation of the proposed partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes and sales prices, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SQM S.A. 2Q2025 Earnings release	10

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: August 19, 2025	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO
Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.